UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

NUMEREX CORP.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

67053A102

(CUSIP Number)

Richard A. Denmon

Carlton Fields, P.A.

4221 W. Boy Scout Boulevard

Suite 1000

Tampa, FL 33607-5780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

The information required for the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67053A102	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Gwynedd Resources Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,957,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,957,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 67053A102	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Elizabeth G. Baxavanis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,957,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,957,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 67053A102	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Dominion Holding No. 5 Revocable Trust for the benefit of Maria E. Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,957,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,957,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9
14	TYPE OF REPORTING PERSON OO - Trust

SCHEDULE 13D

CUSIP No. 67053A102	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Douglas S. Holsclaw, Jr., M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 752,382
	8	SHARED VOTING POWER 2,957,280
	9	SOLE DISPOSITIVE POWER 752,382
	10	SHARED DISPOSITIVE POWER 2,957,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 67053A102	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Maria E. Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,957,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,957,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,957,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 6 TO SCHEDULE 13D

PRELIMINARY NOTE: This Amendment No. 6 to Schedule 13D (“Amendment No. 6) is being filed pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by Gwynedd Resources Ltd., a Pennsylvania limited partnership (“Gwynedd”), and its limited partners consisting of Elizabeth Baxavanis, Dominion Holding No. 5 Revocable Trust for the benefit of Maria E. Nicolaides, Douglas S. Holsclaw, Jr., M.D., and Maria E. Nicolaides, to reflect the sale by Gwynedd pursuant to Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”) of a total of 250,000 shares of Class A Common Stock, no par value per share (the “Common Stock”), of NumereX Corp. (the “Issuer” or the “Company”) between November 8, 2012 and November 14, 2013, constituting approximately 1.35% of the Company’ issued and outstanding Common Stock.

Item 1. Security and Issuer

This Amendment No. 6 relates to shares of Common Stock of the Issuer, whose principal executive offices are located at 3330 Cumberland Boulevard, Suite 700, Atlanta, GA 30339.

Item 2. Identity and Background

(a) This Amendment No. 6 is being filed by Elizabeth Baxavanis, Gwynedd Resources, Ltd. (formerly known as Dominion Group Limited), Dominion Holdings #5 Revocable Trust for the Benefit of Maria E. Nicolaides (“Dominion #5 Trust”), Douglas S. Holsclaw, Jr., M.D., and Maria E. Nicolaides (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The filing of this Amendment No. 6 shall not be construed as an admission (i) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act 1934, as amended, the beneficial owner of any of the securities covered by this Schedule 13D, or (ii) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 as amended, a “group” within the meaning of Regulation 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

(b) The residence or business address of the Reporting Persons are as follows:

Elizabeth Baxavanis c/o Dominion Holdings #5 Revocable Trust for the Benefit of Maria E. Nocolaides 4193 Las Palmas Way Sarasota, FL 34241	Gwynedd Resources, Ltd. 1011 Centre Road, Suite 310 Wilmington, DE 19805 (Principal office and business address)

Dominion Holdings #5 Revocable Trust for the Benefit of Maria E. Nicolaides 4193 Las Palmas Way Sarasota, FL 34238	Maria E. Nicolaides 4193 Las Palmas Way Sarasota, Florida 34238

Douglas S. Holsclaw, Jr., M.D. 42 Llanberris Road Bala Cynwyd, PA 19004

(c) The principal occupation or business of the Reporting Persons are as follows:

Gwynedd Resources, Ltd. is a holding company.

Elizabeth Baxavanis is retired.

Dominion #5 Trust is a living trust for the benefit of Maria E. Nicolaides for which Elizabeth Baxavanis is trustee.

Douglas S. Holsclaw, Jr., M.D. is a pediatric pulmonary specialist teaching and practicing at University of Pennsylvania, Philadelphia, PA 19104-4283.

Maria E. Nicolaides (“Nicolaides”) is a private investor.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons who are natural persons are citizens of the United States. Gwynedd is incorporated under the law of the Commonwealth of Pennsylvania. Dominion #5 Trust is organized under the laws of the State of Florida.

Item 3. Source and Amount of Funds or other Considerations.

Not applicable. This Amendment No. 6 is being filed to report the sale of Common Stock.

Item 4. Purpose of Transaction

This Amendment No. 6 is being filed to report the sale by Gwynedd of an aggregate of 250,000 shares of Common Stock between November 8, 2012 and November 14, 2013. These sales, which constitutes approximately 1.35% of the Company’ issued and outstanding Common Stock, were made pursuant to Rule 144 in open market transactions.

Gwynedd acquired and continues to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decisions, Gwynedd may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in private transactions. Except as described in this Amendment No. 6, neither Gwynedd or any other of the Reporting Persons has any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) change in the present board of directors or the management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

The Gwynedd and the other Reporting Persons continually analyze and evaluate Gwynedd’s investment in the Issuer and reserve the right to change their intentions with respect to any of the foregoing.

Item 5. Interest in Securities of Issuer

(a) Gwynedd is the holder of record of 2,957,280 shares of Common Stock, representing approximately 15.9% of the shares of Common Stock which were outstanding on November 12, 2013 (as furnished by the Issuer’s transfer agent).

The shareholders of Gwynedd include Dominion #5 Trust, trust for the benefit of Nicolaides’ children (the “Children Trusts”), and Dr. Douglas S. Holsclaw, Jr. Elizabeth Baxavanis, mother-in-law of Nicolaides, serves as trustee of the Dominion #5 Trust and the Children Trusts.

The capital stock of Gwynedd is held as follows: (i) Dominion #5 Trust holds approximately 89.8%, the Children Trusts hold approximately 0.9%, and Dr. Holsclaw holds approximately 9.3%.

By virtue of the controlling stock ownership position held by Dominion #5 Trust in Gwynedd, Dominion #5 Trust may be deemed to have indirect beneficial ownership of the shares of Common Stock held by Gwynedd. Further, Ms. Baxavanis, as trustee for the Dominion #5 Trust and the Children Trust, may be deemed to have an indirect ownership of the shares of Common Stock held by Gwynedd because of her ability to direct the voting activities of the trusts, which collectively hold approximately 90.3% of the stock of Gwynedd.

Nicolaides is the President and a director of Gwynedd and the beneficiary of the revocable Dominion #5 Trust. By virtue of her position of control, she may be deemed the beneficial owner of the Common Stock held by Gwynedd.

Dr. Holsclaw is a director of Gwynedd and owns approximately 9.3% of the outstanding stock of Gwynedd, and, by virtue of his position of control, he may be deemed the beneficial owner of shares of Common Stock held by Gwynedd.

Ms. Baxavanis and Dr. Holsclaw each disclaim beneficial ownership of all of the shares of Common Stock held by Gwynedd. Furthermore, Dominion #5 Trust and Nicolaides each disclaim beneficial ownership of shares of Common Stock which may be deemed to be beneficially owned by other shareholders of Gwynedd, including the Children Trusts and Dr. Holsclaw.

(b) Gwynedd has the sole voting and dispositive power over the shares of Common Stock held by it.

Each of the Dominion #5 Trust, Ms. Baxavanis, Nicolaides, and Dr. Holsclaw, by virtue of their control positions with Gwynedd, is deemed to share voting and dispositive power with respect to the shares of Common Stock held by Gwynedd.

In addition to the foregoing, Dr. Holsclaw owns 752,382 shares of Common Stock, which are held by him for his personal account.

(c) During the sixty (60) preceding the date of this Amendment No. 6, Gwynedd sold shares of the Issuer’s Common Stock pursuant to Rule 144 in open market transactions as follows:

Nature of Transaction	Date of Transaction (Trade Date)	Number of Shares	Price Per Share(1)
Sale	11/12/2013	48,006	$13.5557	(2)
Sale	11/14/2013	101,994	$13.00	(3)

(1)	The prices in Column 4 are weighted average prices. The reporting person undertakes to provide Numerex Corp., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges for each date included in this table.
(2)	These shares were sold in multiple transactions at prices ranging from $13.50 to $13.70, inclusive.
(3)	These shares were sold in multiple transactions at prices ranging from $13.00 to $13.01, inclusive.

(d) Except for the Children Trusts and one other shareholder of Gwynedd who owns less than one percent of the outstanding stock of Gwynedd, no other person is know by the Reporting Person to have the right to receive dividends from, or the proceeds from the sale of, securities covered by this Report.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Amendment No. 6: (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Company beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2013	GWYNEDD RESOURCES LTD.,
a Pennsylvania corporation

	By:	/s/ Maria E. Nicolaides
Maria E. Nicolaides,
President

DOMINION HOLDINGS #5
Revocable Trust for the Benefit of Maria E. Nicolaides

	By:	/s/ Elizabeth G. Baxavanis
Elizabeth G. Baxavanis
Trustee

DOUGLAS S. HOLSCLAW, JR., M.D., Individually

	By:	/s/ Douglas S. Holsclaw, Jr., M.D.

MARIA E. NICOLAIDES, Individually

	By:	/s/ Maria E. Nicolaides